Management’s Discussion and Analysis

For the three months ended March 31, 2014

Dated: May 12, 2014

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013

Introduction

This Management’s Discussion and Analysis (“MD&A”) of Quaterra Resources Inc. (“Quaterra” or the “Company”) has been prepared by management in accordance with the requirements under National Instrument (“NI”) 51-102 as of May 12, 2014, and provides comparative analysis of Quaterra’s financial results for the three months ended March 31, 2014 and 2013.

The following information should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2013 and the condensed consolidated interim financial statements for the three months ended March 31, 2014, together with the related notes thereto. The Company reports its financial position, financial performance and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts contained herein are in Canadian dollars, unless otherwise indicated.

Quaterra is a Canadian-based, junior exploration company focused on exploration and development of the Yerington Copper District in Nevada. It also has gold, silver and other copper projects in the United States and Mexico.

The Company’s shares are listed on the TSX Venture Exchange (“TSXV”) under the symbol “QTA” and OTCQX market under the symbol “QTRRF”. Additional information related to Quaterra is available on the Company’s website at www.quaterra.com, on SEDAR at www.sedar.com or the United States Securities and Exchange Commission (“SEC”) www.sec.gov.

Certain forward-looking statements are discussed in the MD&A with respect to the Company’s activities and future financial results. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results for the current periods presented are not necessarily indicative of the results that may be expected for any future period. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, as they are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

Mr. Eugene Spiering, Vice President Exploration of the Company is the qualified person responsible for the preparation of the technical information included in this MD&A.

Corporate Strategy and Financial Condition, Liquidity and Capital Resources

The Company is focusing its efforts on its 100% owned Yerington district copper assets. The corporate strategy includes divesting non-core assets of the Company with the proceeds to be used in furthering the core asset, copper in the Yerington District. No exploration drilling or significant exploration activities have been conducted during the Quarter.

On March 14, 2014, the Company sold its Uranium properties located in Arizona, Utah and Wyoming for $500,000.

To date, Quaterra has not generated revenues from its operations, has been dependent on equity, joint venture partners’ contribution and proceeds from disposal of certain mineral properties for additional funding and is considered to be in the exploration stage. Working capital deficiency at March 31, 2014 was $608,627 and cash on hand was $487,313. As at May 12, 2014, the Company has cash of approximately $300,000. The Company is looking for alternative ways to raise funds including: i) the sale of mineral property interests, ii) joint venture agreements with third parties, to provide working capital and mineral property acquisition and exploration activities, and iii) equity financing. The Company continues to take steps to minimize costs. Since the Company does not generate any revenue from operations, its long-term profitability will be directly related to the success of its mineral property acquisition, divestment and exploration activities.

On March 14, 2014, the Company closed a transaction to sell its uranium properties and assets located in the states of Arizona, Utah and Wyoming for gross proceeds of $500,000. The transaction provides working capital for the Company to focus on its Yerington-district copper properties. On April 30, 2014, the Company received US$85,000 reclamation bond refund (US$15,000 yet to be received) related to the uranium properties sold.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013

During the period ended March 31, 2014, the Company expended $605,060 (2013 - $688,676) cash in operating activities with allocations of 44% in personnel costs, 22% in professional and consulting expenses, 17% in administration and general office expenses, 13% in transfer agent and regulatory fees, and 4% in travel and shareholder communications.

The Company also had $388,619 (2013 - $1,221,902) in mineral property acquisition and exploration costs: allocated as 87% in Yerington district copper projects, 12% in Nieves, and 1% in Herbert Gold. The Company has decided to focus its efforts on Yerington copper projects and continue to monetize its non-core assets.

As of May 12, 2014, the Company received US$95,505 from Blackberry as a reimbursement of shared exploration costs up to date.

The ability of the Company to continue its exploration programs is dependent on the continuing success of its programs and on generating sufficient additional funding to support those exploration programs. Management is continuing to consider ways to monetize its non-core exploration properties.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013

Update on Mineral Properties

MacArthur Property, Nevada

The Company’s 100%-owned MacArthur project is a secondary enriched acid soluble copper deposit located 70 miles southeast of Reno, Nevada. Exploration drilling began in April 2007 and as of December 2013 a total of 204,700 feet of drilling in 401 holes had been completed on the property. The drilling program has delineated a widespread blanket of acid soluble copper oxide and chalcocite mineralization above primary copper mineralization that may represent the fringes of a major porphyry copper system.

M3 Engineering & Technology Corp. (“M3”) of Tucson, Arizona completed a preliminary economic assessment (“PEA”) for the MacArthur project on May 23, 2012. The PEA was amended and restated on January 27, 2014. The study concluded that the project has potential for development as a large-scale copper oxide heap leach operation that would provide long-term cash flows for a relatively modest capital outlay. The PEA set out the following key project parameters:

  An open pit mine based on an acid soluble measured and indicated copper resource model of 159 million tons at 0.212% copper and an inferred resource of 243 million tons at 0.201% copper.
  Recovery of 747 million pounds of copper over the 18-year mine life at an average mining rate of 15 million tons per year with a waste to ore stripping ratio averaging 0.90.
  Initial capital expenditure of US$232.7 million.
  Average life-of-mine operating costs of US$1.89 per pound.
  An after tax net present value (“NPV”) of US$201.6 million at an 8% discount rate and a base case copper price according to SEC guidelines of US$3.48 per pound. (The project breaks even at a copper price of $2.56 per pound until the capital is paid off in 3.1 years. Thereafter, the breakeven is US$2.23 per pound.)
  An after tax internal rate of return (“IRR”) of 24.2% with a 3.1-year pay back.

Mine operating costs were provided by Independent Mining Consultants Inc. (“IMC”) of Tucson, Arizona, based on an average 41,000 ton per day mine plan.

The project financials were enhanced by including in the above cash flows a sulfuric acid plant at the site compared to purchasing and transporting acid to the site. An on-site acid plant provides more long term certainty for the highest operating cost item (sulfuric acid), reduces the requirement for purchased electric power, and would leverage future consolidation and development of other oxide deposits in the District.

The SX/EW capital cost estimate was prepared based on recent M3 in-house information of similar SX/EW facilities. It includes the heap leach pads, SX/EW facility and tank farm based on a design flow rate of 10,400 gal/min. Additional upfront capital costs were included for mining equipment and infrastructure improvements (power, water, roads) needed at the site. Capital costs are considered accurate to -20% to +25%.

The copper recovery and acid consumption for the financial analysis were determined by Tetra Tech Inc. (“Tetra Tech”) of Golden, Colorado, after review of the metallurgical test data from 32 recent column tests performed by Metcon Research of Tucson, Arizona, (“Metcon”) and historical operating data from previous operations at the site.

The Qualified Person for the preliminary economic assessment is Mr. Rex Henderson with M3. The Qualified Person for the mining portion of the report is Herb Welhener of IMC. The Qualified Person for the metallurgical portion of the report is Dr. Richard Jolk of Tetra Tech.

Tetra Tech completed an updated National Instrument (“NI”) 43-101 compliant independent resource estimate for the MacArthur PEA. At a 0.12% cutoff, the tonnage of the measured oxide and chalcocite resource was 71,829 million tons at 0.218% copper containing 313 million lbs. of copper, the indicated oxide and chalcocite resource was 87,264 million tons at 0.208% copper containing 362 million lbs. of copper, and the inferred oxide and chalcocite resource was 243.4 million tons at 0.201% copper containing 979.5 million lbs. of copper.

MacArthur’s indicated sulfide resource at a 0.15% cutoff is 1.1 million tons averaging 0.292% copper containing 6.4 million pounds of copper. And the inferred sulfide resource was 134.9 million tons averaging 0.283% copper containing 764 million lbs. of copper.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013

MACARTHUR COPPER PROJECT 1,2,3,4

Oxide and Chalcocite Material				Primary Material
Cutoff	Tons	Average	Contained	Cutoff	Tons	Average	Contained
Grade		Grade	Copper	Grade		Grade	Copper
(%TCu)	(x1000)	(%TCu)	(lbs x 1000)	(%TCu)	(x1000)	(%TCu)	(lbs x 1000)
Measured Copper Resources				Measured Copper Resources
0.25	15,929	0.350	111,599	0.25
0.20	33,472	0.283	189,518	0.20
0.15	58,388	0.237	276,993	0.18
0.12	71,829	0.218	313,174	0.15	N/A	N/A	N/A
Indicated Copper Resources				Indicated Copper Resources
0.25	13,930	0.379	105,478	0.25	507	0.416	4,216
0.20	31,949	0.290	185,049	0.20	670	0.369	4,938
0.15	67,271	0.229	308,639	0.18	796	0.340	5,414
0.12	87,264	0.208	362,320	0.15	1,098	0.292	6,408
Inferred Copper Resources				Inferred Copper Resources
0.25	43,695	0.366	311,108	0.25	53,060	0.423	449,312
0.20	82,610	0.293	483,929	0.20	89,350	0.341	609,188
0.15	166,930	0.232	774,889	0.18	101,375	0.323	654,680
0.12	243,417	0.201	979,510	0.15	134,900	0.283	764,074

1Independent qualified person, Dr. Rex Bryan, prepared and supervised the preparation of these mineral resources.
2All estimated resources are shown using a 0.12% and 0.15% copper cutoff for oxide and sulfide respectively
3Minor rounding errors may occur
4Amended NI 43-101 Technical Report Preliminary Economic Assessment - Issue date: 17 January 2014 Effective Date: 23 May 2012

Acquisition costs incurred to March 31, 2014 were $3,405,289 and exploration expenditures were $19,567,002 for a total of $22,972,291. Acquisition costs incurred to December 31, 2013 were $3,363,308 and exploration expenditures were $19,501,476 for a total of $22,864,784.

Yerington Property, Nevada

The Yerington project is a large partially mined porphyry copper system (1952 – 1977, Anaconda) that includes the Yerington and a portion of the Bear copper deposits. Copper mineralization occurs as primary sulfides below the Yerington pit and in the Bear deposit and as acid soluble copper oxides and chalcocite around the Yerington pit margins. The property has the potential to produce significantly more copper than mined by previous operations. With the possible integration of the MacArthur oxide deposit, the Yerington project presents the opportunity to return the district as one of Nevada’s major copper producers.

Quaterra’s subsidiary, Singatse Peak Services LLC (“Singatse” or “SPS”), purchased the Anaconda Mine and MacArthur Mine properties along with the appurtenant ground water rights in 2011. SPS owns a total of 8,621 acre-feet/yr of primary ground water rights which have senior priority standing. The purchased water rights are primary ground water rights specifically permitted for mining and milling.

These water rights have significant value. Recent sales of primary ground water in Mason Valley Nevada have sold for over $3,000 per ac-ft.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013

SPS owns the former Anaconda mine site at Yerington. After a technical review of all available historical information, Singatse commenced exploration on the Yerington Copper project with a drilling program comprising 21,856 feet in 42 holes during the last half of 2011.

Tetra Tech completed a NI 43-101 compliant independent resource estimate and technical report update for the mineralization in and around the historic Yerington Mine in November of 2013 which supersedes its previous report completed in February 2012. The updated resource is based upon an additional 232 historic Anaconda holes unavailable when the previous report was completed. The current resource now includes over 800 boreholes.

These additional holes are well distributed throughout the deposit and provided infill and extensional information to the previously used data, allowing upgrades in classification, improved grade estimate and a new resource definition.

The increases to the February 2012 resource are as follows. Using a 0.12% TCu copper cutoff, measured and indicated oxide and chalcocite resources increased 28% in tons, 9% in grade, and 37% in pounds of contained copper while the inferred resource increased 5% in tons, 14% in grade, and 21% in contained copper. Using a 0.15% TCu copper cutoff, the primary measured and indicated resources increased 12% in tons, 12% in grade, and 25% in contained copper while the inferred resource increased 4% in tons, 11% in grade, and 13% in contained copper.

Using a cutoff grade of 0.12%, the Yerington Mine’s measured and indicated acid-soluble oxide/chalcocite mineralization includes a measured and indicated resource of 23.5 million tons averaging 0.25% TCu (118 million pounds of copper) and an inferred resource of 25.9 million tons of 0.23% TCu (118 million pounds of copper). Using a cutoff of 0.15% TCu, the measured and indicated primary copper resource contains 105 million tons averaging 0.30% TCu (633 million pounds of copper) and an inferred primary copper resource of 128 million tons of 0.23% TCu (600 million pounds of copper).

The updated tons, grades, and pounds are presented in the table below as well as the percent increase from the February 2012 resource estimate.

YERINGTON COPPER PROJECT RESOURCES USING SELECTIVE CUTOFF FOR OXIDE AND SULFIDE [1,2,3]
MEASURED	Cutoff	2013 ESTIMATE			% CHANGE FROM 2012 ESTIMATE[4]
	%Cu	Tonsx1000	Grade	Lbsx1000	Tonsx1000	Grade	Lbsx1000
Oxide and Chalcocite Material	0.12	6,500	0.25	33,000	8%	10%	17%
Sulfide (Primary Material)	0.15	31,000	0.33	205,000	-3%	10%	8%
Combined	0.12,0.15	37,500	0.32	238,000	-1%	10%	9%
INDICATED	Cutoff	2013 ESTIMATE			% CHANGE FROM 2012 ESTIMATE[4]
	%Cu	Tonsx1000	Grade	Lbsx1000	Tonsx1000	Grade	Lbsx1000
Oxide and Chalcocite Material	0.12	17,000	0.25	85,000	37%	9%	47%
Sulfide (Primary Material)	0.15	74,000	0.30	428,000	19%	15%	35%
Combined	0.12,0.15	90,000	0.29	513,000	22%	12%	37%
MEASURED + INDICATED	Cutoff	2013 ESTIMATE			% CHANGE FROM 2012 ESTIMATE[4]
	%Cu	Tonsx1000	Grade	Lbsx1000	Tonsx1000	Grade	Lbsx1000
Oxide and Chalcocite Material	0.12	23,500	0.25	118,000	28%	9%	37%
Sulfide (Primary Material)	0.15	105,000	0.30	633,000	12%	12%	25%
Combined	0.12,0.15	128,000	0.29	751,000	14%	11%	26%

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013

INFERRED	Cutoff	2013 ESTIMATE			% CHANGE FROM 2012 ESTIMATE[4]
	%Cu	Tonsx1000	Grade	Lbsx1000	Tonsx1000	Grade	Lbsx1000
Oxide and Chalcocite Material	0.12	25,900	0.23	118,000	5%	14%	21%
Sulfide (Primary Material)	0.15	128,000	0.23	600,000	4%	11%	13%
Combined	0.12,0.15	154,000	0.23	718,000	4%	10%	14%

1Independent qualified person, Dr. Rex Bryan, prepared and supervised the preparation of these mineral resources.
2All estimated resources are shown using a 0.12% and 0.15% copper cutoff for oxide and sulfide respectively
3Minor rounding errors may occur
4 NI 43-101 Technical Report, Feb. 17, 2012

Based on benchmarking of the Yerington Deposit to similar deposits, Tetra Tech has determined that reasonable base case cutoff grades for the leachable (oxide/chalcocite) SX/EW recoverable copper and for flotation recoverable primary sulfide resources are 0.12% TCu and 0.15% TCu, respectively.

The results of the 2013 NI 43-101-compliant resource estimate compare favorably to the estimates of copper remaining in and around the Yerington pit after the mine shut down (K.L. Howard, Jr., Anaconda Internal Memo, 1979). The 1979 estimate contained no classification for measured, indicated, or inferred, so direct comparison can only be made when considering all classes of the current estimate, but was reported at 121 million tons with an average grade of 0.34% TCu.

The Yerington Copper Project has potential for significant additional resources. Historic and current drilling data indicate that limits to copper mineralization at the Yerington Mine have not yet been established, either horizontally or vertically. Additional exploration and in-fill drilling is being planned to expand and upgrade the copper resources in the pit area to below the 3,000 feet level where only four historic holes have actually explored the deep vertical projection of mineralization. IP geophysics in the pit area is also being considered to target deep holes to explore the keel of the Yerington porphyry system.

A drilling program to sample residuals (historic dumps and tailings) at the Yerington site was completed in September 2012. A total of 9,585 feet of sonic drilling in 95 holes have provided material for the characterization of the vat leach tails, heap leach pads, and the W-3 sub-grade waste dump. The samples were sent to Metcon Labs in Tucson, Arizona for metallurgical testing. These residuals, historically estimated to total 124 million tons of mineralized material, reflect a potential to enhance the MacArthur project once they become NI 43-101 compliant.

Metallurgical testing is also planned in the future for core from sulfide mineralized zones below the Yerington pit and oxide copper mineralization in the vicinity of the mine. The test results will be used in an economic assessment of the property and an assessment of the merits of a possible integration of the MacArthur and Yerington operations.

In September 2012, SPS reached a voluntary agreement with the U.S. Environmental Protection Agency (EPA) to participate in upgrading the system which manages fluids from the historic mining operation at the Yerington mine site. In exchange for SPS's participation in this work, the Company obtained a site-wide 'Covenant Not to Sue' for the contamination left at the site by former owners and operators of the historic mine operations.

The agreement provides for immediate environmental improvements to the site and allows SPS to continue exploration at the site while working cooperatively with the EPA, Nevada Department of Environmental Protection and the community. The Agreement's 'Covenant Not to Sue' strengthens SPS's 'Bona Fide Prospective Purchaser Defense' against liability resulting from the contamination at the site prior to SPS's purchase.

The first phase of the fluid management project was completed in Q4 of 2012. The Company co-funded the repairs to the on-site fluid management system (FMS) by the EPA as well as the relining of one of the system ponds. During Phase 2 of the project, the Company completed a study of the FMS to determine what additional repairs or other modifications are necessary to ensure that the system is capable of handling the fluids from the former mine operations for a period of five years. The Study was completed by the Company’s contractor in June 2013.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013

EPA decided not to implement the 5-year capacity alternative recommended in the Study. Rather, EPA decided to build now ponds to address the FMS capacity issues. The Company decided not to fund construction of the additional ponds. Rather, the Company agreed to provide property at the site to construct the new ponds.

During 2014, SPS will prepare a Final Report and anticipates that EPA will issue a Notice of Completion for the work performed under the Agreement. Following the Notice of Completion, SPS believes it does not have further obligations under the Agreement, except for those as a landowner and as a BFPP. The cost to be incurred during 2014 to complete SPS’s obligations under the Agreement is estimated at US$50,000.

Acquisition costs incurred to March 31, 2014 were $3,379,046 and exploration expenditures were $7,112,790 for a total of $10,491,836. Acquisition costs incurred to December 31, 2013 were $3,368,518 and exploration expenditures were $7,047,920 for a total of $10,416,438.

Bear Copper Deposit, Nevada

A portion of the Bear project lies on the northeast corner of the Yerington Mine property that was acquired with the SPS purchase of Arimetco’s assets from bankruptcy court. In December 2013, Quaterra announced that it has completed four option agreements covering 1,305 acres of private land north and east of the Yerington Mine Site that covers additional portions of the Bear copper deposit. Under the terms of the agreement Quaterra has an exclusive right to explore these parcels and has an option to purchase surface water rights and supplemental storage water rights.

The Bear deposit was discovered in 1961 by Anaconda condemnation drilling in the sulfide tailings disposal area and was further delineated by Phelps Dodge in the 1960’s and 1970’s. Currently the deposit is open in several directions and has never been consolidated under a singer owner. A portion of Quaterra’s recently acquired land holdings were not previously accessible by Anaconda or Phelps Dodge and is adjacent to the highest grade mineralization discovered during exploration of the area.

Historical information collected from the Anaconda Collection – American Heritage Center, University of Wyoming at Laramie includes data from 126,400 feet of drilling in 49 drill holes that define a mineralized system covering an area of at least 2 square miles. The portion controlled by Anaconda in the 1960s covered approximately 25% of this area and includes an estimated 500MT of mineralized material averaging 0.40% copper grade (Dilles and Proffett, 1995). The estimate is not NI 43-101 compliant and does not delineate categories for the resource.

The Bear deposit is a large porphyry copper system that occurs below 500 to 1,000 feet of valley fill and Tertiary age volcanics. The mineralization of the deposit occurs predominantly in Jurassic age Quartz Monzonite, Border Phase Quartz Monzonite, and Quartz Monzonite porphyry dikes. There does not seem to be any relation between to the Jurassic rock type and the sulfide occurrence. Copper mineralization occurs most commonly as chalcopyrite with minor bornite within platings and veinlets with fresh feldspar and shreddy biotite. No copper oxide mineralization is present and only minor occurrences of chalcocite have been noted. Molybdenite seems to be a common sulfide within the deposit, occurring most commonly with the best sulfide mineralization. However, molybdenite has been analyzed on only about 20% of the historic core samples and more studies are necessary to better determine the molybdenite occurrence.

The deposit is displaced by the gently east-dipping normal fault known as the Bear fault. The fault is defined by strongly sheared dark clay gouge with andesite and sulfide fragments. On the western part of the deposit the mineralization occurs within the upper hanging wall of the fault while to the east the mineralization occurs deeper within the lower footwall.

The Bear project is a high priority because of its very large size, historic drilling and potential for higher grades than district averages (drill several drill holes have been defined with 150 feet grading 0.8% copper or more). The molybdenum occurrence could also make for a significant by-product credit. Exploration to expand and upgrade the historic Bear resource into a compliant NI 43-101 resource is a high priority.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013

Acquisition costs incurred to March 31, 2014 were $496,520 and exploration expenditures were $12,366 for a total of $508,886. Acquisition costs incurred to December 31, 2013 were $340,646 and exploration expenditures were $12,366 for a total of $353,012.

Herbert Gold Project, Alaska

The Herbert gold project is an early stage, partially drill-tested, high-grade, gold mineralized mesothermal quartz vein system in the historic Juneau Gold Belt of southeast Alaska. The project consists of 105 unpatented lode claims located 30 km north of Juneau and 42 kilometers south of Coeur Alaska's new Kensington gold mine. The property covers six parallel vein structures exposed at the toe of a retreating glacier.

Mineralization consists of mesothermal quartz-carbonate-gold-base metal veins similar to those in other historic mines in the district. Four principal veins have been identified, which from south to north include the Floyd, Deep Trench, Main, and Goat veins. Minor veins include the North, Ridge and Lake veins. The principal veins strike N80E and dip steeply to the north. The cumulative strike length of all mapped veins at present is over 3,700 meters.

Quaterra and Grande Portage have formed a 35% - 65% joint venture for the further exploration and development of the property with each party bearing its proportionate share of costs. Grande Portage is the operator of the Herbert gold project.

A total of 127 diamond drill holes and four trenches have investigated the Herbert Gold Property since its discovery in 1986. The 2012 drilling campaign was designed to upgrade the previously identified inferred resources to indicated resources and to test extensions of mineralization in the Main and Deep Trench veins as well as new targets in the Goat and Ridge veins.

The results of the 2012 drilling program were included in the database used by D.G. DuPre & Associates for an NI 43-101-compliant resource estimate released in February 2013. The updated estimate contains an indicated resource of 821,100 tonnes grading 6.91 grams per tonne gold (gpt) containing 182,400 ounces of gold in the Deep Trench and Main veins. The resource was calculated using a base case cut-off of 2 gpt. The Deep Trench and five veins that have had limited drill testing contain an inferred resource of 51,600 tonnes grading 7.73 gpt gold for a total of 12,800 ounces of gold. The mineralization is open at depth and along strike.

The 2012 infill drilling campaign converted 52.3% of the tonnes and 74.4% of the ounces from the inferred to indicated resource category from a previous resource estimate released in April last year (please see press release of April 16, 2012). At the same time the grade increased by 42.2% compared to last April's resource estimate. At a 3.0 gpt cut off, 56.0% of the tonnes and 81.7% of the ounces were converted to the indicated resource category, with an increase in grade of 46.2% . The program also delineated a higher grade shoot within the Deep Trench vein.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013

Herbert Gold Project
Mineral Resource Estimate (February 2013)

Cutoff Grade		Av. Grade	Au
(g/t Au)	Tonnes	(g/t Au)	(Ounces)

Total Indicated Gold Resources
0.5	2,867,500	2.69	248,100
1.0	1,645,500	4.14	219,000
1.5	1,081,300	5.66	196,900
2.0	821,100	6.91	182,400
2.5	637,900	8.25	169,200
3.0	532,400	9.34	159,800

Total Inferred Gold Resources
0.5	1,509,800	1.18	57,300
1.0	585,400	1.85	34,900
1.5	112,600	4.46	16,100
2.0	51,600	7.73	12,800
2.5	42,100	8.99	12,200
3.0	38,600	9.55	11,900

The estimate classifies resources according to proximity to the sample locations as required by NI 43-101, according to the CIM Definition Standards for Mineral Resources and Mineral Reserves. Three dimensional models were constructed from a series of cross sections for each of eight different zones. Some areas of the Main vein provided multiple options for correlations that were permissive by geology and sample geochemistry. These correlations were corrected and modified as supported by surface mapping and geology. The Deep Trench vein was remarkable in the simplicity and consistency of a very planar orientation of the correlations.

An Inverse Distance Squared (ID2) method using a block model approximately 8m x 1.5m x 6m was applied to the Main and Deep Trench veins. Smaller solids (such as the Deep Trench Vein Hanging Wall) were modeled using smaller block sizes down to 2m x 2m x 2m. Blocks required a minimum of 3 and a maximum of 12 composites within a 180m x 18m x 180m search ellipsoid, oriented parallel to the vein. Statistical studies showed that capping or averaging was not indicated. The resource remains open in multiple directions along these defined veins.

D.R. Webb P. Geol. is the Qualified Person responsible for the reserve and resource calculations while D.G. Dupre P. Geo. is the Qualified Person responsible for all other aspects of the Technical Report which is being prepared and will be filed within 45 days of the February 28, 2013 release.

No drilling was performed during 2013. All wooden drilling platforms were dismantled and flown to an offsite location as specified in the operating permit. The third year of baseline environmental water studies was completed.

Approval of the 2014 Operating Plan by the US Forest Service was received on February 27, 2014. This will permit drilling to be carried out from June 16 to October 31, 2014, if the JV elects to do so. The company is currently in the process of monetizing non-core assets, including its 35% interest in the Herbert project. In the event that Grande Portage elects to drill before Quaterra has monetized its interest, the Company will be subject to dilution if it elects not to participate.

Acquisition costs incurred to March 31, 2014 were $150,615 and exploration expenditures were $1,582,995 for a total of $1,733,610 for its 30% interest. Acquisition costs incurred to December 31, 2013 were $150,615 and exploration expenditures were $1,579,962 for a total of $1,730,577 for its 35% interest.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013

Arizona Strip Uranium Project, Arizona

During the year ended December 31, 2013, the Company impaired these uranium properties due to weak uranium and financial markets in conjunction with the federal government withdrawal. The impairment charge was $12,589,114. Acquisition costs incurred to December 31, 2013 were $5,073,585 and exploration expenditures were $8,015,529 for a total of $13,089,114.

On March 14, 2014, the Company completed its sale of uranium properties and received gross proceeds of $500,000.

Nieves Property, Mexico

The Nieves Silver project is a low sulfidation epithermal silver deposit hosted in three east-northeast trending, steeply south dipping vein systems with alteration and mineralization bearing strong similarities to the world class Fresnillo silver deposit. The property consists of 18 concessions covering 12,064 hectares in the Rio Grande Municipality of the Zacatecas Mining District in central Mexico. Quaterra and 50% joint-venture partner Blackberry Ventures 1, LLC, (“Blackberry”) jointly own the project.

M3 Engineering & Technology Corp. (“M3”) of Tucson, Arizona completed a preliminary economic assessment (“PEA”) for the Nieves project October 31, 2012. The PEA was amended and restated on January 7, 2014. The study used a database including the analytical results of 54,388 meters of drilling in 185 holes to conclude that the project has potential for development as an open pit silver mine that would produce 55.5 million ounces of silver over 10-year mine life.

The PEA set out the following key project parameters:

  An open pit mine centered on the Concordia vein that contains a total of 35.4 million tonnes of mineable ore. The pit includes 28.3 million tonnes of higher grade material averaging 65 g/t silver and 0.045 g/t gold (at a cutoff of 30.5 g/t silver); and 7.1 million tonnes of lower grade material averaging 24 g/t (at a cutoff of 21.3 g/t silver). The open pit mine plan was developed based on an indicated resource of 33.0 million tonnes at 50.1g/t silver and an inferred resource of 39.3 million tonnes at 32.0 g/t silver, using a cutoff of 15 g/t..

  Recovery of 55.5 million ounces of silver and 41,000 ounces of gold over the 10-year mine life at an average mining rate of 3.5 million tonnes per year. Silver recoveries of 86% were based on testwork completed to date.

  Initial capital expenditure of US$231.6 million with a sustaining capital cost of $64.1 million. Capital costs are considered accurate to +/- 35%.

  Average life-of-mine operating costs of $14.98 per ounce of payable silver.

  An after tax net present value (NPV) of $77.1 million at an 8% discount rate and a base case silver price of $27 per ounce and a before tax NPV of $142.32 million. At a silver price of $32.40 the after tax NPV is $204 million. The project breaks even at a silver price of about $21.37 per ounce (about $15.25 after payback).

  An after tax internal rate of return (IRR) of 15.7% with a 4.4-year pay back and a before tax IRR of 21.9% with a 3.4-year pay back.

The NI 43-101-compliant resource was completed by Caracle Creek International Consulting Inc. of Toronto, Canada, in June 2012. A summary of the NI43-101 within the Concordia and San Gregorio vein systems using a reporting cutoff grade of 15 g/t Ag is shown below:

Vein	Zone	Classification	Tonnes (t)	Ag (g/t)	Au (g/t)	Ag (oz)	Au (oz)
Concordia	La Quinta	Indicated	33,038,000	50.1	0.04	53,216,700	42,500
Concordia	La Quinta	Inferred	39,258,000	32.0	0.02	40,390,300	25,200
San Gregorio	North	Inferred	18,769,000	27.0	0.08	16,292,800	48,300

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013

The mine plan for the Nieves project is an open pit that straddles the Concordia vein and includes three pit phases. A 35.4 -million tonne mineralized zone would be mined at a rate of 10,000 tonnes per day resulting in a ten year mine life and at a 5.4:1 (waste to ore) strip ratio. The pit includes 28.3 million tonnes of higher grade material averaging 65 g/t silver and 0.045 g/t gold (at a cutoff of 30.5 g/t silver); and 7.1 million tonnes of lower grade material averaging 24 g/t silver (at a cutoff of 21.3 g/t silver). The San Gregorio zone was not included in the mine plan but may become viable with additional drilling.

The financial analysis is based on a silver price of $27 per ounce and a gold price of $1,300 per ounce, rounded numbers which are both less than the SEC-recommended three-year historical price through the end of August. The analysis includes deductions for all royalty payments and a contingency of 20%. No credits are assumed for lead or zinc. Sensitivities were run for the price of silver, operating cost and initial capital cost.

The Qualified Person for the updated Nieves project resource estimate in this release is Jason Baker, P. Eng., of Caracle Creek International Consulting Inc. (CCIC) of Toronto, Canada. Zsuzsanna Magyarosi Ph.D., P.Geo., also of CCIC, is the Qualified Person responsible for the QA/QC evaluation. Doris M. Fox M.Sc., P. Geo., also of CCIC, is the Qualified Person responsible for the site visit and sampling procedures. The Qualified Person for the preliminary economic assessment is Joshua Snider P.E. with M3 Engineering & Technology Corp., Tucson, Arizona. The Qualified Person for the mining portion of the PEA is Jeffery Choquette P.E. of Butte, Montana, and for metallurgy Thomas L. Drielick P.E. M3 Engineering & Technology Corp., Tucson, Arizona. The PEA emphasizes that additional exploration and drilling could both expand the current pit and upgrade the San Gregorio inferred resource which was not included in this study. The San Gregorio inferred resource includes 16.3 million ounces of silver and 48,300 ounces of gold using a cutoff of 15 grams. Vein systems to the north and south of the pit also have potential for additional resources.

Between August and October 2012, Quaterra and its 50% joint-venture partner Blackberry Ventures I, LLC, tested the possible strike extension of mineralization at Nieves with 8 core holes totaling 3,060 meters. Hole QTA 190 was collared to test an induced polarization (IP) anomaly on the Orion vein a 2 kilometer westward extension of the Gregorio vein. The hole intersected 0.8 meters of 1,865 grams per tonne (g/t) silver (54.5 oz/ton) which is part of a larger vein interval starting at 243.6 meters averaging 341 g/t silver (10.0 oz/ton). Holes QTA 191 and QTA 192, drilled 200 meters west and east of QTA 190, intersected 0.85 meters of 289 g/t silver and 1.1 meters of 284 g/t silver respectively. The new zone is open laterally and at depth.

Three holes (QTA 185-187) tested coincident IP and geochemical gold anomalies on the western extension of the Santa Rita vein. Holes QTA 186 and QTA 187 intersected 5.1 meter intervals averaging 0.7 g/t gold and 0.55 g/t gold respectively. The gold anomalies may represent the upper levels of deeper and as yet undiscovered silver mineralization. Wildcat holes QTA 188 and QTA 189, drilled 2 kilometers further west from holes QTA 185-187 to test anomalous vein occurrences, did not intersect significant mineralization.

No drilling was accomplished during 2013. Detailed cross sections have been completed to assist in optimizing the location of additional drill holes, both within and adjacent to the defined resource and to the west around the new Orion vein discovery. In addition to the Orion discovery, the presence of a possible buried intrusive further to the west is suggested by Landsat imagery and government magnetic data.

A contract to purchase 318 hectares (785 acres) of surface rights west of the proposed pit has been finalized, with the last of three payments due in June 2014 for approximately US$20,000.

The Company continues to look for a buyer of all or part of its 50% interest in the Nieves project.

Since inception to March 31, 2014, the Company had incurred $1,786,434 (December 31, 2013 - $1,754,434) for acquisition costs and $4,826,993 (December 31, 2013 - $4,811,803) for exploration expenditures giving a total of $6,613,427 (December 31, 2013 - $6,566,237) for its 50% interest in Nieves.

Other Mexico Properties, Goldcorp IFA

The Quaterra/Goldcorp Investment Framework Agreement (IFA) signed by the companies in January 2010 provides Goldcorp with an option to acquire an interest in any mining properties held by or acquired by Quaterra in central Mexico (except the Nieves silver project) in return for funding a two year generative exploration program through a private placement investment of US$10 million in the Company. In a transaction announced on April 12, 2012, Goldcorp elected to extend the IFA for an additional year by purchasing 4,000,000 common shares of the Company at a price of $0.62 per share, raising a total of $2.48 million. The funds were used to explore properties in central Mexico that fall under the IFA.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013

Duirng the year ended December 31, 2013, the IFA was further amended to extend the expiration for designation of Advanced Properties from January 2014 to January 2016. The amended terms include: i) lowering spending requirement to earn a 2% NSR royalty to $1 million over first three years from $2 million over two years; ii) lowering the minimum annual expenditure requirement after three years to $250,000 from $1 million; iii) allowing Goldcorp to pool expenditures from other projects to one project to meet the earn-in requirement described above.

Goldcorp can earn a 70% interest in any Advanced Property by completing a feasibility study (increased from 65%). At the time a production decision is made, the Company may either participate at 30% or ask Goldcorp to underwrite loan guarantees in return for an additional 6% interest in the property.

In September 2013, Quaterra and Goldcorp agreed that it was to the mutual benefit of both parties to reduce the number and size of properties currently in the IFA in response to changes in Mexico’s property tax and assessment work requirements. On September 19, 2013, the Company announced the sale of three properties under the IFA to Goldcorp for $375,000 and a 2% net smelter royalty on each property capped at $2 million per property.

The remaining properties in the portfolio have subsequently either been returned to underlying Lessors (Santo Domingo and Microondas) or will be dropped (Americas, Inde and Jaboncillo). In the current investment environment, activities going forward will be limited to evaluating special opportunities rather than continued grass roots exploration.

Summary of Mineral Property Expenditures

During the period ended March 31, 2014, the Company incurred mineral property costs of $389,002 before disposal of $500,000 for uranium properties. A summary of all mineral property expenditures by property can be found in Note 6 of the condensed consolidated interim financial statements for the period ended March 31, 2014, a summary of which is presented in the following table:

	December	Additions	March
All Mineral Properties	31, 2013	Q1	31, 2014
Summary by Expenditures
Total acquisition	$19,447,371	$240,383	$19,687,754
Total exploration	54,884,787	148,619	55,033,406
	74,332,158	389,002	74,721,160
Impairments	(26,212,984)	-	(26,212,984)
Recovery from Goldcorp	(28,170)	-	(28,170)
Disposal of properties	(3,225,818)	(500,000)	(3,725,818)
Total	$44,865,186	$(110,998)	$44,754,188

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013

	December	Additions	March
All Mineral Properties	31, 2013	Q1	31, 2014
Nieves, net of recovery	$6,566,237	$47,190	$6,613,427
MacArthur copper	22,864,784	107,507	22,972,291
Yerington copper	10,416,438	75,398	10,491,836
Bear copper	353,012	155,874	508,886
Herbert Gold	1,730,577	3,033	1,733,610
Uranium properties	500,000	(500,000)	-
Other properties, US	2,434,138	-	2,434,138

Total	$44,865,186	$(110,998)	$44,754,188

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013

Review of Financial Results

For the period ended March 31, 2014 (“2014”), the Company reported a net loss of $467,659 compared to a net loss of $266,044 for the same period in 2013 (“2013”), the differences are mainly due to the unrealized non cash fair value gain on derivative liabilities and revised service agreement with Manex Resource Group Inc. (‘Manex”). Please see Related Party Information and Committee section in this MD&A.

To conserve cash, the Company has reduced its general administration and corporate activities, and focused on supporting its exploration and development activities in its Yerington, Nevada copper assets. This explains the majority expense reductions in the comparison table for 2014 and 2013 listed below.

General Administrative Expenses

General administrative expenses include overheads associated with administering the Company’s regulatory requirements and supporting the exploration activities.

	Three months ended March 31		Increase
	2014	2013	(decrease)
General and administrative expense
Administration and general office	$94,222	$184,541	$(90,319)
Consulting	30,361	73,022	(42,661)
Depreciation	10,354	21,233	(10,879)
Directors' fees	-	26,174	(26,174)
Investor relations and communications	4,207	11,393	(7,186)
Personnel costs	247,424	219,642	27,782
Professional fees	95,214	154,839	(59,625)
Share-based payments	7,578	-	7,578
Transfer agent and regulatory fees	75,891	66,222	9,669
Travel and promotion	17,705	22,251	(4,546)
	582,956	779,317	(196,361)

An analysis of the significant changes is outlined below:

a)	Administration and general office decreased by $90,319 from $184,541 in 2013 to $94.222 in 2014 reflecting the amended service agreement with Manex.
b)

Consulting decreased by $42,661 from $73,022 in 2013 to $30,361 in 2014 mainly due to the revised corporate related services agreement with Manex and reduced consulting services related to uranium properties.

c)

Directors’ fees have been suspended since January 1, 2013. By resolution, the board agreed in May 2013 to fore-go 2013 fee accruals until further notice. The $26,174 accrued in Q1 2013 was reversed in the year end December 31, 2013.

d)

Personnel costs increased by $27,782 from $219,642 in 2013 to $247,424 in 2014 reflecting salaries related to technical personnel that were now expensed to properties due to the impairments made during the year ended December 31, 2013.

e)	Professional fees decreased by $59,625 from $154,839 in 2013 to $95,214 in 2014 reflecting the eliminated legal work related to Arizona Uranium law suit that occurred in 2013.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013

Other Items

	Three months ended March 31
	2014	2013	Increase (decrease)
Exploration partner administration income	4,719	9,976	(5,257)
Foreign exchange loss	(2,457)	14,738	(17,195)
Fair value gain on derivative liability	212,529	490,626	(278,097)
Gain on disposal of equipment	8,093	-	8,093
General exploration (costs) recovery	(96,046)	1,656	(97,702)
Impairment on marketable securities	(667)	(3,333)	2,666
Interest income (expenses)	(10,874)	(390)	(10,484)
	(115,297)	513,273	(397,976)

a)

Exploration partner administration income: The Company charges a 10% administration fee on its Nieves joint venture partner’s shared exploration costs. Partner administration income has decreased in line with a decrease in exploration costs related the property.

b)

Foreign exchange: The Company recognized a foreign exchange gain of $14,738 in 2013 compared to a loss of $2,457 in 2014 due to the strengthening of the US dollar over the periods. Volatility in the foreign exchange rate could continue to result in significant foreign exchange gains or losses. The Company does not hedge its exposure to changes in the value of the Canadian dollar.

c)

Fair value gain on derivative liability: Warrants denominated in a currency other than the Company’s functional currency are deemed to be a derivative and valued at fair value. On each reporting date, the derivative liability is adjusted for fair value changes with the non-cash difference being recorded in profit and loss. Due to the decline in the Company’s share price and also through the passage of time, the Company realized a non-cash gain of $212,529 in 2014 and $490,626 in 2013.

d)

General exploration costs: These costs represent expenditures to undertake and support exploration activities on the Company’s properties, including costs incurred prior to the Company obtaining the rights to the mineral properties. In addition, if the expenditures are deemed not to be specifically related to individual properties or not recoverable, they are expensed as incurred.

e)

Interest income (expenses): interest expense was related to the unsecured loans from the Company’s Chairman. On May 12, 2014, the principal of these loans was US$600,000 payable on demand with a 40-day notice, bearing interest at 10% per annum

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013

Quarterly Information Trends

The following unaudited quarterly information is derived from the Company’s condensed consolidated interim financial statements:

	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013
General corporate administration	$(575,378)	$(639,894)	$(682,573)	$(563,683)
Exploration partner administration income	4,719	2,060	11,977	2,429
Foreign exchange gain (loss)	(2,457)	25,094	(33,910)	(13,788)
General exploration recovery (costs)	(96,046)	(55,485)	(15,239)	1,620
Loss on sale of mineral property	-	-	(1,735,714)	-
Gain on disposal of fixed asset	8,093	-	-	-
Fair value gain on derivative liability	212,529	1,624,597	11,103	237,566
Impairments	-	(26,167,664)	(45,320)	-
Interest income (expenses)	(10,874)	(14,684)	(20,053)	(15,501)
Unrealized loss on marketable securities	(667)	(1,165)	166	(3,834)
Share-based payments	(7,578)	(22,906)	(437,071)	-
Net loss	(467,659)	(25,250,047)	(2,946,634)	(355,191)
Basic loss per share	$-	$(0.13)	$(0.02)	$-

	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013
General corporate administration	$(779,317)	$(907,848)	$(889,383)	$(787,529)
Exploration partner administration income	9,976	25,410	33,185	- 9,679
Foreign exchange gain (loss)	14,738	39,479	(108,710)	(19,770)
General exploration costs	1,656	(138,021)	(22,474)	(12,657)
Gain on sale of mineral property	-	-	820,712
Fair value gain on derivative liability	490,626	-	-	-
Interest income (expenses)	(390)	(158)	12,288	26,955
Share-based payments	-	(37,038)	(21,010)	(915,609)
Unrealized loss on marketable securities	(3,333)	(66,533)	-	-
Write-off of taxes receivable	-	(895,769)	-	-
Write-off of equipment	-	-	20,385	19,569
Neti ncome (loss)	$(266,044)	$(1,980,478)	$(155,007)	$(1,679,362)
Basic income (loss) per share	$(0.01)	$(0.01)	$-	$(0.01)

The Company’s results have been largely driven by the level of its exploration activities and recoveries from exploration partners. The Company has had no revenue from mining operations since its inception. Major variations in costs are summarized below:

  General exploration expenditures can vary widely from quarter to quarter depending on the stages and priorities of the exploration program.
  The gain or loss on disposal of mineral properties is dependent on the negotiated sales proceeds and can vary significantly from property to property.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013

  The Company receives management fees on the Blackberry joint venture and other Mexico properties under the Goldcorp IFA agreement, the amount of which varies dependent on the level of project expenditures incurred.
  Foreign exchange gains and losses arise because the Company conducts certain of its activities and holds financial assets in the US and Mexico in US dollars and Mexican Pesos, but reports its financial results in Canadian dollars.
  Share-based payments can vary widely from quarter to quarter based on the timing, amount and tenure of stock option awards.
  Interest earned and financing costs vary based on the timing, type and amount of debt and equity placements and resultant fluctuations in cash.

Related Party Information and Commitment

Manex is a private company controlled by the Corporate Secretary of the Company. It provides furnished office space, selected administration, accounting, and corporate secretarial services to the Company. These services are provided in the normal course of operations for consideration established and accepted by the Company and Manex. In February 2012, the Company renewed the service agreement for five years commenced July 2012, subsequently amended on September 1, 2013 and March 1, 2014, at a current monthly commitment of $8,000 for its head office premise and $11,667 related corporate services.

The Company is party to an agreement dated March 27, 2006, subsequently amended, with Atherton Enterprises Ltd. (“Atherton”) to retain the services of Mr. Scott Hean as Chief Financial Officer for $175,000 per annum. Since March 1, 2013 Atherton voluntarily forfeited 75% of the contracted amount with no accrual recorded on a temporary basis. Starting August 1, 2013, Atherton was paid at $87,500 per year; and became a salaried employee as of December 1, 2013 at $150,000 per year. Commencing January 16, 2014, Mr. Hean voluntarily reduced his salary to 50% with the remaining 50% being accrued.

During the year ended December 31, 2013 the Chairman of the Board of the Company had advanced a total of US$800,000 (the “loans”) to the Company for operating expenditures. The loans are unsecured at an annual interest rate of 10%. On March 18, 2014, the loans were amended to be due on demand with a 40-day notice period. As of May 12, 2014, the principal of the loan remains outstanding at US$600,000.

The Chairman had reduced his cash remuneration to $1 per year since December 2012 with no accrual, and starting September 1, 2013, he was paid $150,000 per year. Commencing January 16, 2014, the Chairman voluntarily reduced his salary to 50% with the rest 50% accrued.

The Company has leases for its Vancouver head office and Yerington office. As of March 31, 2014, the Company had following commitments related to its office premises:

Total	Less than 1year	1-3 years
$ 369,345	$ 105,828	$ 263,517

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013

Outstanding Shares, Stock Options and Share Purchase Warrants

As at May 12, 2014, 193,497,416 common shares were issued and outstanding, 36,351,571 warrants were outstanding at a weighted exercise price of US$0.23, 16,040,000 stock options were outstanding and 15,440,000 exercisable at weighted average exercise prices of $0.78 and $0.81 respectively.

NYSE MKT Exchange and QTCQX

The Company received a notice from the NYSE MKT (the Exchange) on June 6, 2013, that it was not in compliance with certain continued listing requirements of the Exchange, specifically, the Section 1003(a)(iv) of the NYSE MKT Company Guide which refers to continued operating losses and the low selling price of the Company’s stock. The Company was given until July 8, 2013, to submit a plan addressing how it intended to regain compliance. In August 2013, the NYSE MKT notified the Company it had accepted the Company’s plan and granted an extension until October 2013 for Quaterra to regain compliance. On October 31, 2013, the Company was given a further extension until January 15, 2014.

On January 15, 2014, after careful consideration the Company concluded maintaining a listing on the Exchange outweighed the benefits to the Company and its shareholders. On January 17, 2014, the Company announced its voluntarily delisting from the NYSE MKT with an effective February 6, 2014. On February 7, 2014, the Company’s common shares commenced trading on the OTCQX under the symbol “QTRRF”. The delisting of its common shares from the NYSE MKT does not affect the listing of the Company’s common shares on the TSX Venture Exchange.

Off Balance Sheet Arrangements

None

Disclosure Controls and Internal Control over Financial Reporting

Management has evaluated the effectiveness of the Company’s disclosure controls and procedures and has concluded based on its evaluation that they are effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Internal control over financial reporting has been designed, based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management, under the supervision of the CEO and CFO, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework designed as described above and based on this evaluation, the CEO and CFO have concluded that internal control over financial reporting was effective as of March 31, 2014 and there have been no significant changes to internal control over financial reporting in the period ended March 31, 2014.

Because of inherent limitations, internal control over financial reporting and disclosure controls can provide only reasonable assurances and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future years are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Audit Committee of the Company has reviewed this MD&A, and the condensed consolidated interim financial statements for the period ended March 31, 2014, and the Board of Directors approved these documents prior to their release.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013

Changes in Accounting Policies

The Company has adopted new accounting standards effective January 1, 2014; please refer to note 3 in the condensed consolidated financial for the three months ended March 31, 2014. The Company has evaluated the new standards and concluded that there is no impact on the Company.

Financial Instruments

The Company’s activities expose it to a variety of risks arising from financial instruments. Please refer to Note 17 in the annual consolidated financial statements for the year ended December 31, 2013 for detailed discussions.

The Company’s marketable securities as at March 31, 2014 were carried at fair value. During the period ended March 31, 2014, the Company reported an unrealized loss of $667 from mark-to-market adjustments on the marketable securities and unrealized non-cash fair value gain of $212,529 from the derivative liability.

Risks and Uncertainties

Investing in the Company’s common stock involves a high degree of risk. Before deciding to purchase, hold or sell the Company’s common stock, you should carefully consider the risks described below in addition to the cautionary statements and risks described elsewhere and the other information contained in this MD&A and in the Company’s other filings with securities regulatory authorities. The risks and uncertainties described below are not the Company’s only ones. Additional risks and uncertainties not presently known to the Quaterra or that Quaterra currently deems immaterial may also impair the Company’s business operations. If any of these known or unknown risks or uncertainties actually occurs with material adverse effects on Quaterra, the Company’s business, financial condition, results of operations and/or liquidity could be seriously harmed, which could cause the Company’s actual results to vary materially from recent results or from the Company’s anticipated future results. In addition, the trading price of the Company’s common stock could decline due to any of these known or unknown risks or uncertainties, and you could lose all or part of your investment.

The Company may not have sufficient funds to complete further exploration programs.

The Company does not generate operating revenue and must finance exploration activity by other means, such as raising funds through the sale of equity, debt, or property interests. The Company cannot provide any assurance that additional funding will be available for further exploration of the Company’s projects or to fulfill anticipated obligations under existing property agreements. As of March 31, 2014, the Company had working capital deficiency of $608,627 which includes a US$600,000 loan owed to Mr. Thomas Patton, Chairman of the board, and, as of May 12, 2014, the Company has cash on hand of approximately $300,000.

Although management is confident that it will be able to raise sufficient funds there is no assurance at the date these consolidated financial statements were approved that these financing initiatives will be successful. The lack of sufficient committed funding for the next 12 months indicates a material uncertainty, which casts substantial doubt over the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not include the adjustments that would result if the Company is unable to continue as a going concern.

Management has planned levels of exploration spending on the Company’s properties with an expectation that future capital raises would provide the necessary funding, which includes equity financing, joint venture partners’ contributions, and/or realizing the carrying amount through the sale of mineral property interests.

Future equity transactions could cause dilution of present and prospective shareholders.

Historically, the Company has financed operations through private placements of common equity shares. In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares, the issuance of securities convertible into common shares through private placements or public offerings, or the sale of assets. The common shares in these financings often are sold at a discount to market prices, and the exercise price of the warrants sometimes is at or may be lower than market prices. The Company cannot predict the size of future issues of common shares or the issue of securities convertible into common shares or the effect, if any, that issues and sales of the Company’s common shares will have on the market price of its common shares. Any transaction involving the issue of common shares, or securities or convertible into common shares, could result in dilution, possibly substantial, to present and prospective holders of common shares, either at the time of the financing or subsequently when restrictions if any expire and the common shares are resold into the public markets. Similarly, the Company cannot predict the value of any asset sale nor its effect on the market price of its common shares.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013

The Company has a history of losses and expects to incur losses for the foreseeable future.

The Company has incurred losses during each of the reporting periods. As of March 31, 2014, the Company had an accumulated deficit of $92,267,179. Quaterra expects to continue to incur losses unless and until such time as one or more of the properties enter into commercial production and generate sufficient revenues to fund the Company’s continuing operations.

The Company’s exploration programs may not result in a commercial mining operation.

Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. Quaterra’s mineral properties are without a known body of commercial ore and the proposed programs are an exploratory search for ore. The Company cannot provide any assurance that current exploration programs will result in any commercial mining operation. If the exploration programs do not result in the discovery of commercial ore, the Company will be required to acquire additional properties and write-off all investments in existing properties.

The Company does not have Proven Mineral Reserves or Probable Mineral Reserves.

The Company has not established the presence of any Proven Mineral Reserves or Probable Mineral Reserves (as such terms are defined in National Instrument 43-101 of the Canadian Securities Administrators); please refer to “Disclosure of Mineral Resources” in the Preliminary Notes to the Company’s AIF) at any of Quaterra’s mineral properties. The Company cannot provide any assurance that future feasibility studies will establish Proven Mineral Reserves or Probable Mineral Reserves at Quaterra’s properties. The failure to establish Proven Mineral Reserves or Probable Mineral Reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

Mineral resource estimates are subject to updates which may differ from prior estimates and adversely affect the value of the Company’s properties.

The estimating of mineralization is a subjective process and the accuracy of estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any mineralization estimate, and the actual deposits encountered and the economic viability of mining a deposit may differ significantly from our estimates. From time to time, Quaterra obtains updated resource estimates and technical reports related to the Company’s mineral properties.

The Company’s future business and financial condition are dependent upon resource prices.

Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control. These include international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. These factors may negatively affect the marketability of any ore or minerals discovered at, and extracted from, Quaterra’s properties. If, because of a sustained decline in prices, financing were not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued.

The Company’s common share price has been and may continue to be subject to volatility.

U.S. and Canadian securities markets in recent years have experienced high levels of price and volume volatility, and the market price of securities of many companies have experience wide fluctuation in price which have not necessarily been related to the operating performance underlying assets values or prospects of such companies. Factors unrelated to Quaterra’s financial performance or prospects include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The Company’s share price, financial condition, and results of operations are all also likely to be significantly affected by short-term changes in uranium, gold, silver and copper prices. Continual fluctuations in metal prices may occur. As a result of any of these factors, the market price of the Company’s shares at any given point in time may be subject to wide swings unrelated to any direct action by Quaterra’s operations.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013

Some of the Company’s directors and officers may have conflicts of interest due to their involvement with other natural resource companies.

Some the Company’s directors and officers are directors or officers of other natural resource or mining-related companies and these associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, Quaterra may miss the opportunity to participate in certain transactions, which may have a material, adverse effect on the Company’s financial position.

The Company may experience difficulty attracting and retaining qualified management to grow Quaterra’s business.

The Company is dependent on the services of key executives including the Chief Executive Officer and other highly skilled and experienced executives and personnel focused on advancing corporate objectives as well as the identification of new opportunities for growth and funding. Due to the Company’s relatively small size, the loss of these persons or the Quaterra’s inability to attract and retain additional highly skilled employees required for activities may have a material adverse effect on the Company’s business and financial condition.

The Company may be limited in its ability to manage growth.

Should the Company be successful in its efforts to develop mineral properties or to raise capital for such development or for the development of other mining ventures, it may experience significant growth in operations. Any expansion of the Company’s business would place demands on management, operational capacity, and financial resources. The Company anticipates that it will need to recruit qualified personnel in all areas of operations. There can be no assurance that Quaterra will be effective in retaining current personnel or attracting and retaining additional qualified personnel, expanding operational capacity or otherwise managing growth. The failure to manage growth effectively could have a material adverse effect on the Company’s business, financial condition and results of operations.

Environmental and other regulatory requirements may limit the Company’s operations and increase expenses.

The Company’s operations are subject to environmental regulations promulgated by various Canadian, U.S., and Mexican government agencies. Claims and current and future operations will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies such as ours that engage in exploration activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Issuance of permits for Quaterra’s exploration activities is subject to the discretion of government authorities, and the Company may be unable to obtain or maintain such permits. Permits required for future exploration or development may not be obtainable on reasonable terms or on a timely basis. Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact and cause increases in capital expenditures or require abandonment or delays in exploration.

Operating hazards associated with mining may expose the Company to liability.

Mining operations generally involve a high degree of risk, including hazards such as unusual or unexpected geological formations. Operations in which the Company has an interest are subject to all the hazards and risks normally incidental to exploration, development and production of minerals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to or loss of life and property, environmental damage and possible legal liability for any or all damage or loss. The Company currently does not maintain standard insurance policies on Quaterra’s properties. The Company may become subject to liability for cave-ins and other hazards for which cannot be fully insured or against which the Company may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks. For example, the Company is not currently covered by any form of political risk insurance or any form of environmental liability insurance. The payment of such insurance premiums and the incurring of such liabilities would reduce the funds available for exploration activities.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013

The Company’s properties may be subject to uncertain title.

The acquisition of title to resource properties or interest therein is a very detailed and time consuming process. Title to and the area of resource concessions may be disputed. The Company has investigated title to all of its mineral properties and, to the best of the Company’s knowledge, title to all of Quaterra’s properties are in good standing. The properties may be subject to prior, and in some cases, not fully ascertainable unregistered agreements or transfers, and title may be affected by undetected defects. Title may be based upon interpretation of a country’s laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change.

Enforcement of judgments or bringing actions outside the United States against the Company and its directors and officers may be difficult.

Quaterra is organized under the law of and headquartered in British Columbia, Canada, and the majority of the Company’s directors and officers are not citizens or residents of the U.S. In addition, a substantial part of the Company’s assets are located outside the U.S. and Canada. As a result, it may be difficult or impossible for one to (a) enforce in courts outside the U.S. judgments against the Company and a majority of Quaterra’s directors and officers, obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws or (b) bring in courts outside the U.S. an original action against the Company and its directors and officers to enforce liabilities based upon such U.S. securities laws.

Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Reform Act of 1995 and forward-looking information within in the meaning of applicable Canadian securities laws.

These forward-looking statements include, but are not limited to, statements with respect to the future prices of copper; the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; the potential impact of future exploration results on copper projects in Yerington district; plans for future exploration and/or development programs and budgets; anticipated business activities; corporate strategies; uses of funds; proposed acquisitions and dispositions of assets; and future financial performance.

Statements that are not historical fact and that relate to predictions, expectations, beliefs plans, projections, objectives, assumptions, future events, or future performance may be forward-looking statements. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, “plan” or similar words.

You are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are subject to inherent risks and uncertainties which could cause actual events or results – such as, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects – to differ from those reflected in a forward-looking statement. These risks and uncertainties include without limitation: the Company’s ability to finance the continued exploration of mineral properties; the Company’s history of losses and expectation of future losses; the Company’s ability to obtain adequate financing for planned exploration activities; uncertainty of production at the Company’s mineral exploration properties; the lack of Proven Mineral Reserves or Probable Mineral Reserves; changes in resource estimates resulting from updated testing and technical reports; the impact of governmental regulations, including environmental regulations; and commodity price fluctuations. This list is not exhaustive of the factors that may affect the Company’s forward-looking statements.

The forward-looking statements contained in this MD&A are based on the beliefs, expectations, and opinions of management on the date the statements are made. The Company undertakes no obligation to update any forward-looking statement should circumstances or estimates or opinions change, except in accordance with applicable securities laws.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013

For ease of reference, the following information is provided USD - CAD rates:

	March 31, 2014	December 31, 2013

Rate at end of period	1.1055	1.0636
Average rate	1.1035	1.0301
High	1.1279	1.0697
Low	1.0589	0.9839

www.bankofcanada.com

Conversion Table
Imperial			Metric

1Acre	=	0.404686	Hectares
1Foot	=	0.304800	Metres
1Mile	=	1.609344	Kilometres
1Ton	=	0.907185	Tonnes
1Ounce (troy)/ton	=	34.285700	Grams/Tonne

Precious metal units and conversion factors

ppb	-Part per billion	1	ppb	=	0.0010	ppm	=	0.000030	oz/t
ppm	-Part per million	100	ppb	=	0.1000	ppm	=	0.002920	oz/t
oz	-Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670	oz/t
oz/t	-Ounce pert on (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000	g/tonne
g	-Gram
g/tonne	-gram per metric ton	1	oz/t	=	34.2857	ppm
mg	-milligram	1	Carat	=	41.6660	mg/g
kg	-kilogram	1	ton(avdp.)	=	907.1848	kg
ug	-microgram	1	oz(troy)	=	31.1035	g

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013

Glossary of Abbreviations

Ag:	Silver
Ag gm/t:	Silver grade measured in grams per metric tonne
Converts to ounces per ton by dividing by 34.286
AMR:	Advance minimum royalty payments
Au:	Gold
Au gm/t:	Gold grade measured in grams per metric tonne
Converts to ounces per ton by dividing by 34.286
Ba:	Barium
CAD:	Canadian dollars
Co:	Cobalt
CSAMT:	Controlled source audio-frequency magneto telluric geophysical survey
Cu:	Copper
EIS:	Environmental Impact Statement
Fe:	Iron
NI 43-101:	Canadian National Instrument 43-101
gpm:	gallons per minute
gpt:	grams per tonne
g/t:	grams per tonne
IP:	Induced Polarization geophysical survey
m.y:	Million years
Ni:	Nickel
NSR:	Net smelter return royalty
Oz:	Troy ounce
oz/t or opt:	Ounces per ton.
Pb:	Lead
Pd:	Palladium
PGE:	Platinum Group Element
PGM:	Platinum group minerals
PPB:	Parts per billion
PPM:	Parts per million
Pt:	Platinum
S:	Sulphur
TD:	Total depth of a drill hole.
tpd:	Tonnes per day
TSX-V	Toronto Stock Exchange - Venture Exchange
US$:	U.S. dollars
U3O8:	Uranium oxide known as “yellow cake”.
VLF:	Very low frequency electromagnetic geophysical survey
VMS:	Volcanogenic massive sulphide